Exhibit 99.1

Caledonia Mining Corporation Plc
Temporary change of trading symbol on the OTCQX in the US
(TSX: CAL, OTCQX: CALVD, AIM: CMCL)
St Helier, June 27, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announces that following the effective one for five share consolidation on 26 June 2017 there will be a temporary change in the Company’s stock trading symbol on the OTCQX exchange in the US market from CALVF to CALVD. This change is a regulatory requirement following the share consolidation and will remain in effect for 20 trading days. Trading on the OTCQX exchange under the CALVF symbol is expected to resume on 26 July 2017.

Caledonia depository interests trading on AIM under the trading symbol CMCL and shares trading on the TSX under the trading symbol CAL are unaffected.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com